UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response............................. 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Thornburg Mortgage Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

885218800
(CUSIP Number)

February 3, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885218800	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,356,541
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,356,541
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,356,541
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 885218800	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 48,567,043
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 48,567,043
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,567,043
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 885218800	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC – Series C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,820,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,820,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,820,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 885218800	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC – Series D
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,016,527
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 8,016,527
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,016,527
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 885218800	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 16,996,614
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 16,996,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,996,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 885218800	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Long/Short Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,523,400
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,523,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 885218800	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Distressed Master Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,210,502
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,210,502
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,210,502
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1. (a)               Name of Issuer

Thornburg Mortgage Inc.

Item 1. (b)               Address of Issuer’s Principal Executive Offices

150 Washington Avenue
Suite 302
Santa Fe, New Mexico 87501

Item 2. (a)               Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Capital LLC – Series C;
(iv)	EJF Capital LLC – Series D;
(v)	EJF Opportunity Master Fund, L.P.;
(vi)	EJF Long/Short Equity Master Fund, L.P., and
(vii)	EJF Distressed Master Fund II, L.P.

*           Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)               Address of Principal Business Office or, if None, Residence

EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Emanuel J. Friedman
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Capital LLC – Series C
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Capital LLC – Series D
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Opportunity Master Fund, L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Long/Short Equity Master Fund, L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Distressed Master Fund II, L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)              Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)              Title of Class of Securities

Common Stock

Item 2. (e)              CUSIP Number

885218800

Item 3.                    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                   Ownership

(a)           Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)           Percent of class:

See Item 11 of the attached cover pages.

(c)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii)           Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii)          Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv)          Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Item 5.                   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

EJF Capital LLC, through wholly-owned subsidiaries, manages each of EJF Distressed Master Fund II, L.P., EJF Opportunity Master Fund, L.P., EJF Long/Short Equity Master Fund, L.P., EJF Capital LLC – Series C and EJF Capital LLC – Series D.  Emanuel J. Friedman is the controlling member of EJF Capital LLC.  As such, EJF Capital LLC and Emanuel J. Friedman may be deemed to beneficially own the 16,996,614 shares of Common Stock owned by EJF Opportunity Master Fund, L.P., the 1,523,400 shares of Common Stock owned by EJF Long/Short Equity Master Fund, L.P., the 2,820,000 shares of Common Stock owned by EJF Capital LLC – Series C, and the 8,016,527 shares of Common Stock owned by EJF Capital LLC – Series D, and Emanuel J. Friedman may be deemed to beneficially own the 19,210,502 shares of Common Stock owned by EJF Distressed Master Fund II, L.P. EJF Capital LLC and Emanuel J. Friedman do not beneficially own any other shares of Common Stock.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

The filing persons may be deemed to be members of a group.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2009

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF OPPORTUNITY MASTER FUND, L.P.

By:	EJF OPPORTUNITY GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF LONG/SHORT EQUITY MASTER FUND, L.P.

By:	EJF LONG/SHORT EQUITY GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF DISTRESSED MASTER FUND ii, L.P.

By:	EJF DISTRESSED II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EXHIBIT A

    The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Opportunity Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands, EJF Long/Short Equity Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands, and EJF Distressed Master Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 19, 2009

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF OPPORTUNITY MASTER FUND, L.P.

By:	EJF OPPORTUNITY GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF LONG/SHORT EQUITY MASTER FUND, L.P.

By:	EJF LONG/SHORT EQUITY GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF DISTRESSED MASTER FUND ii, L.P.

By:	EJF DISTRESSED II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer